1st quarter report for the 3 months
ended March 31, 2007

1st quarter report 2007

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
(ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN U.S. DOLLARS, unless otherwise stated)

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the Company’s unaudited interim consolidated financial statements as at and for the three months ended March 31, 2007.

The following Management Discussion and Analysis dated May 25, 2007 should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2006 as well as the reference to forward-looking statements within this report. All results in this report are presented in US dollars, unless otherwise indicated.

All Basic and diluted earnings (loss) per share figures have been adjusted in the following financial results to reflect a 10:1 share consolidation which was completed May 5, 2005.

Overview

Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages, including Clearly Canadian® sparkling flavoured waters and Clearly Canadian dailyEnergy, dailyVitamin and dailyHydration Natural Enhanced Waters which are distributed primarily in the United States and Canada. countries. Since its inception, the Clearly Canadian brand has sold over 2 billion bottles worldwide. Clearly Canadian’s recent acquisition of DMR Food Corporation marks the Company’s debut into organic and natural products with a wide range of dried fruit and nut snacks offerings from SunRridge Farms, Naturalife, Sweet Selections, Simply by Nature and Glengrove Organics brands. We believe that the health focussed nature of our beverage and snack product lines complement each other and will provide opportunities for synergy in marketing and distribution in the future.

Our beverage products are considered “alternative” beverages, a category which became identifiable in the mid-1980s. Alternative beverages are distinguishable from traditional soft drinks in that they generally contain natural ingredients, less sugar and calories, and less or no carbonation. Alternative beverages are traditionally seen as healthful, premium-priced and distinctively packaged.

We are focused on creating new alternative beverage brands, developing product extensions and reformulations for existing brands and strengthening the distribution network for our products. In so doing, we have attempted to expand the availability of our existing products and to diversify our alternative beverage product line offerings.

During the year ended December 31, 2006 we repackaged and reformulated our sparkling flavoured water product lines and developed and introduced a new line of non-carbonated, functional beverages under the name Clearly Canadian Natural Enhanced Waters. We continue to develop beverage product extensions in an attempt to reverse the decline in our beverage sales and market share. To improve brand awareness of our products we have also obtained the right to utilize the name and likeness of both Steve Nash, a two-time National Basketball Association MVP and Justin Morneau, a Major League Baseball MVP.

In addition to the rollout of our repackaged and reformulated sparkling, flavoured waters and our new Natural Enhanced Waters, we have, since the beginning of 2007, been transitioning our beverage distribution system from reliance on one large distribution network to a network consisting of a multitude of distributors who are independent of any major soft drink company. We are continuing to evaluate the potential to improve the exposure of our product at the retail level by investing in shelf placement fees with selected national retailers. While we believe all of these initiatives will result in renewed growth in our beverage business, it is still too early to make any trend assessment with respect to sales.

1st quarter report 2007

Effective February 7, 2007, the Company acquired DMR Food Corporation, operating under the name Sweet Selection. DMR is a leading seller of organic and natural snack foods in Eastern Canada. The acquisition accelerates the Company’s efforts to further establish itself as a provider of healthy, good-for-you products. The Company paid $450,000 CA$ and issued warrants to purchase 3,000,000 of the Company’s common shares at a price of US$4.00 per share to the vendors of DMR. If the vendors do not realize a gain of $2,550,000 CA$ from the exercise and sale of our common shares issuable under the warrants by February 7, 2008, they have the right to require the Company to pay any shortfall. For its latest completed fiscal year ended September 30, 2006, DMR had sales of approximately CA$ $3,828,000 and net income before tax of approximately CA$251,000. Our consolidated financial statements for the first quarter include the results of operations of DMR beginning on February 7, 2007, the date of acquisition.

On May 24, 2007, the Company acquired all of the outstanding shares of My Organic Baby Inc., an Ontario corporation which markets Canada’s first full nation wide line of organic baby food. The purchase price paid or payable comprises $400,000 CDN and 215,000 common shares of Clearly Canadian on closing, and additional consideration comprising common shares having a market value of $600,000, and warrants to acquire 3,750,000 common shares at a purchase price of $4.00 US per share for a three year period. The company may be required to pay up to CDN $4,350,000 to the vendor for any shortfall realized by the vendor on the sale of the common shares issued as additional consideration and to the extent that the vendor has not realized a gain on the sale of shares acquired on exercise of the warrants. The amount of the guarantee would be a maximum of CDN $4,050,000 within 13 months, and a further CDN $300,000 within 25 months. In addition, the Company has entered into a 3 year agreement to retain the services of the founders of My Organic Baby, David Reingold and Orlee Muroff. Mr Reingold was also the majority owner of DMR Food Corporation prior to its acquisition by the Company in February, 2007.

My Organic Baby, Inc. completed its first fiscal year on January 31, 2007 and recorded sales of approximately CDN$ 1,300,000 and net income before tax of CDN $30,000. Its total assets at January 31, 2007 were approximately CDN $250,000 and its liabilities were approximately CDN $200,000. Substantially all of the purchase consideration is to be allocated to goodwill. As the date of acquisition was after the close of the first fiscal quarter, the results of operations of My Organic Baby Inc. have not been included in our results of operations discussed below.

With the completion of our private placements of equity stock in 2006 and 2007 to date, we have cash on hand of approximately $6,800,000. We anticipate that it is likely we will continue to have a negative cash flow on operations for 2007 on a consolidated basis. Any major marketing initiatives will increase our cash requirements. Accordingly, management may be required to seek additional financing from the sale of stock if our current marketing and distribution plans do not indicate an imminent self-sustaining level of operations.

Operating Results

Three months ended March 31, 2007 (“Q1-2007”) compared with three months ended March 31, 2007 (“Q1-2006”)

Sales were $1,467,000 for the three months ended March 31, 2007 compared with $1,702,000 for the three months ended March 31, 2007, a decrease of 13.8% or $235,000. The overall decrease in sales was due to the following factors. Sales of carbonated beverages were $665,000 in Q1-2007 compared with $1,032,000 in Q1-2006, a decrease of $367,000 which we attribute to the changeover of our distribution network in the quarter from the Dr. Pepper/Seven-Up Bottling Group to our new network of strong independent distribution partners. Sales of non-carbonated product were $254,000 in Q1-2007 compared with $670,000 in Q1-2006, a decrease of $416,000. Sales in any period for our non-carbonated product line are currently influenced materially by the timing and size of orders from a major customer and we do not believe this decease in sales represents a trend. Offsetting the declines in our beverage product lines was the impact of adding $548,000 of snack food sales of DMR Food Corporation into our consolidated results beginning February 7, 2007 (the date of our acquisition of the business).

Although we have experienced a downward trend in our glass, carbonated product over many years due to increased competition, we expect overall Company revenue to increase in the balance of 2007 fiscal year compared

1st quarter report 2007

to the 2006 fiscal year with the addition of the DMR business and the introduction of our new beverage product offerings, including the 1 litre PET flavoured, sparkling water format and our new line of Natural Enhanced Waters.

Cost of sales expenses were $1,111,000 for Q1-2007 compared with $1,342,000 for Q1-2006, a decrease of $231,000. The net of sales less cost of sales, being the gross profit margin percentage, increased to 24.3% for Q1-2007 from 21.1% for Q1-2006, an increase of 3.2% . The increase of 3.2% in gross profit margin was mainly due to two offsetting factors. We were able to realize more proceeds from our carbonated product in discontinued packaging than previous anticipated when we wrote down this inventory which added approximately 7% of the increase to our gross profit margin for the quarter. Our overall gross margin percentage decreased by approximately 4% due to the snack food line added by the acquisition of DMR in the quarter.

Beginning January 1, 2006 we deduct all sales incentives paid to direct or indirect customers from gross sales in accordance with new EIC-156 of the Canadian Institute of Chartered Accountants. Sales incentives include contractual marketing payments to distributors, coupons, rebates, free product and slotting fees. The amount of such sales incentives were $31,000 for Q1-2007, compared to $65,000 for Q1-2006.

General and administrative expenses for Q1-2007 compared with Q1-2006 were as follows:

	Three months ended March 31, 2007	Three months ended March 31, 2006	Increase (Decrease)
Remuneration and payroll cost	$ 1,128,844	$ 489,513	$ 639,331
Management fees	-	276,000	(276,000)
Professional fees	65,983	142,896	(76,913)
Investor relations and shareholder information	110,898	13,076	97,822
Insurance	44,286	71,335	(27,049)
Other general and administrative	78,989	36,180	42,809
	$ 1,429,000	$ 1,029,000	$ 400,000

Portion of total paid by issuance of stock	46,000	67,000	(21,000)
Portion of total comprising amortization of previously deferred consulting fees	95,000	120,000	(25,000)
Portion of total comprising fair value of stock options	637,000	-	637,000

The largest single line item increase in general and administrative expenses for Q1-2007 compared with Q1-2006 is the addition to remuneration and payroll expense of the fair value of stock options and warrants granted after the end of Q1-2006 for marketing and consulting services which added $637,000 to remuneration expense in Q1-2007. The fair value of these options, which have resulted both in the Company gaining national retail listings in 2007 and raising capital in 2006 and 2007, is being expensed over their expected life. The increase in management and administrative remuneration with the addition of the DMR Food Corporation into consolidation for the period from February 7 to March 31, 2007 added approximately $50,000 in remuneration expense. Management fees decreased by $276,000 because of the termination of the Company’s contract with BG Capital Management Corp. after the end of Q1-2006.The decrease in professional fees is due to higher legal fees relating to financings in Q1-2006. The increase in investor relations costs relates to our planned increase in shareholder awareness initiatives which the Company did not have in Q1-2006. The decrease in insurance costs relates to the decrease of our Directors and Officers Liability insurance coverage. Other general and administrative expense increased due to the addition of DMR Food Corporation expenses for the period from acquisition on February 7, 2007 to March 31, 2007.

Selling expenses were $ 452,000 for Q1-2007 (30.8% of sales) compared with $613,000 for Q1-2006 (36% of sales), a decrease of $161,000. An analysis of selling expenses is as follows:

	Three months ended March 31, 2007	Three months ended March 31, 2006	Increase (Decrease)
Remuneration and payroll cost	$ 148,000	$ 340,000	$ (192,000)

1st quarter report 2007

Marketing programs and retail support	304,000	273,000	31,000
	$452,000	$ 613,000	$ (161,000)

Selling expenses decreased in Q1-2007 compared with Q1-2006 by approximately $161,000 is due to lower variable remuneration, marketing costs and retail support associated with decreased sales. A significant portion of the Company’s beverage sales expenses in the United States have, for 2007, been transitioned to a variable expense model to assist the Company’s working capital requirements.

Stock based compensation expenses were $714,000 in Q1-2007 compared with $869,000 in Q1-2006, a decrease of $155,000. Stock compensation expense is influenced by the timing of the granting and vesting of options.

Interest income of $63,000 in Q1-2007 represents an increase of $63,000 over Q1-2007. The Company has its surplus cash reserves invested in short term bank interest earning deposits. These reserves were raised in private placements of stock for future working capital requirements.

The loss for the three months ended March 31, 2007 was $2,181,000 ($0.12 per share) compared with $2,044,000 for the three months ended March 31, 2006 ($0.29 per share). The increase in the loss for the comparative fiscal quarters of $137,000 is primarily due to the reasons detailed above.

Selected Annual Information
($ in thousands, except per share data)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2005	2004 (Restated)

Total revenue	$ 7,462	$ 8,712	$ 11,064
Net loss	8,247	6,069	5,531
Basic and diluted loss per share	0.82	1.06	7.14
Total assets	9,093	6,259	4,181
Long term debt	-	1,501	1,957
Cash dividends paid (Preferred Shares)	94	0	0

With the acquisition of My Organic Baby Inc. on May 24, 2007, total revenue has been reclassified in the above presentation for all comparative periods to give effect to the presentation adopted with EIC-156, whereby vendor and reseller sales incentives are deducted from gross sales.

The following is a summary of quarterly results of the Company for the eight most recently completed financial quarters ended March 31, 2007.

Amounts in Accordance with	2007	2006	2006	2006	2006	2005	2005	2005
Canadian GAAP (unaudited)	31-Mar	30-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun
($ in thousands, except per share
data)

Sales	1,467	1,065	2,022	2,673	1,702	1,878	2,797	2,418
Cost of sales	1,111	1,023	1,402	1,910	1,342	1,373	2,008	1,776
Gross profit	356	42	620	763	360	505	789	642
Selling, general and administrative
expenses	1,881	1,727	1,597	1,785	1,642	1,379	1,341	1,257
Amortization of property, plant and
equipment	6	(62)	18	28	32	32	30	28
Royalty	-	-	-	(66)	(59)	(46)	-	-
Interest Income	(63)	4	1	68	101	58	42	57
Other, interest, gains, losses and
writedowns	713	(256)	1,167	1,572	688	1,129	818	978
Net loss	(2,181)	(1,371)	(2,208)	(2,624)	(2,044)	(2,048)	(1,462)	(1,678)
Net loss per share	(0.12)	(0.11)	(0.19)	(0.27)	(0.29)	(0.39)	(0.27)	(0.55)

1st quarter report 2007

Weighted average shares outstanding	18,836,629	12,896,845	11,754,491	9,086,385	7,072,681	5,728,924	5,413,973	3,044,976

Total revenue has been reclassified in the above presentation for all comparative periods to give effect to the presentation adopted with EIC-156, whereby vendor and reseller sales incentives are deducted from gross sales.

Liquidity and Capital Resources

The Company improved its working capital position during the three months ended March 31, 2007 by issuing a total of 1,030,392 shares of common stock as follows:

i)	Two private placement equity sales totalling 833,000 shares were completed to raise $2,499,000,

ii)	$318,000 cash was raised on the issue of 181,000 shares on the exercise of stock options and warrants,

iii)	Services totalling $47,000 otherwise payable in cash were paid by the issuance of 16,392 shares.

An additional 4,100,000 common shares were issued on the conversion of 1,000,000 Class B preferred shares on January, 2007.

During the three month period ended March 31, 2007 the company increased its cash position by $1,410,000 from $5,267,000 at December 31, 2006 to $6,677,000 at March 31, 2007.

Total cash raised by the issue of shares in the three months ended March 31, 2007 totalled $2,817,000.

Operating losses for the three months ended March 31, 2007 used cash of $1,168,000. We continue to operate at a loss and are currently utilizing approximately $325,000 of our cash reserves per month to sustain operations. We are continuing to evaluate various marketing initiatives and the potential of acquiring shelf space at national retailers. Should we decide to make investments of this nature we will be required to draw down our cash reserves accordingly unless additional equity can be raised. We have no significant other potential sources of financing such as term debt facilities available to us at this time.

The acquisition of DMR Food Corporation required a cash outlay of $342,000, being the difference between the initial cash payment and cash acquired with the business.

At March 31, 2007 our liabilities relating to operations consist primarily of operating bank loan indebtedness of, $195,000, accounts payable to suppliers and service providers of $2,024,000, and capital lease obligations of $214,000.

Effective February 7, 2007 the Company issued warrants to purchase 3,000,000 of the Company’s common shares at a price of US$4.00 per share to the vendors of DMR Food Corporation. If the vendors do not realize a gain of $2,550,000 CDN from the exercise and sale of our common shares issuable under the warrants by February 7, 2008, they have the right to require the Company to pay any shortfall in cash. The shortfall would be payable in defined payments on February 7, 2008 and February 7, 2009. The Company has recorded a provision for payment of $1,274,000 and $893,000 as a current liability and long term liability respectively under this arrangement. Should the Company ultimately not be required to satisfy all or any amount of shortfall, the amount of the gain on the reduction of theses liabilities will be recorded at that time.

The Company's total contractual obligations at March 31, 2007 were $4,943,000 and were comprised of various types of debt instruments, including consulting contracts, and operating leases.

1st quarter report 2007

	Payments Due by period due
Contractual Obligations
($ in thousands, except per share	Total	2008	2009	2010	2011	2011	2012 and
data)							thereafter
Acquisition debt-DMR Food
Corporation	2,167	1,274	893
Operating leases (office equipment
and premises)	252	94	54	50	54	-	-
Consulting contracts	2,524	1,377	546	380	221	-	-

Total Contractual obligations	4,943	2,745	1,493	430	275	-	-

We have no material interest bearing debt at March 31, 2007.

With the acquisition of My Organic Baby Inc. on May 24, 2007, total acquisition debt due in the next 13 months has been increased by approximately $3,450,000 to a total of approximately $5,167,000. The obligations are structured such that the holders may realize an equal or greater amount by exercising warrants to acquire our common shares at a price of $4.00 per share and then selling these shares on the market. To the extent the holders are able to do so at a profit, our liability will be reduced.

In the event that the Company is required to settle all of its acquisition debt in cash, it will not have the ability to do so without new financing. Our existing cash reserves are required to cover projected operating losses and marketing initiatives over the next 12 months.

In April, 2007, the company completed the non-brokered private placement of 333,333 common shares at $3.00 per share raising a total of $1,000,000. The Company is also issuing to the subscribers, warrants which vest immediately and expire in two years, to purchase 333,333 common shares at a purchase price of $3.25 per share.

At May 15, 2007, our issued share capital comprises the following:

  19,483,813 common shares;

  1,120,000 Variable Multiple Voting Shares.

  600,000 Class B Preferred Shares., each one Class B share is convertible into 4.1 common shares and .80 Variable Multiple Voting Shares.

In addition, at May 15, 2007, there are 2,936,330 common shares issuable upon exercise of outstanding stock options at exercise prices ranging from $1.00 to $10.11 and 9,773,183 common shares issuable upon exercise of outstanding share purchase warrants at exercise prices ranging from $1.25 to $4.00 per share.

The Variable Multiple Voting Shares rank equally with the common shares with respect to dividends and rights on liquidation. With regard to voting, each Variable Multiple Voting Share entitles the holder thereof to 10 votes for each share held or such greater number of votes for each Variable Multiple Voting Share as may be determined in accordance with the following formula:

V	=	LVS x	10
CS

Where:

V	=	the number of votes attaching to each issued Variable Multiple Voting Share
LVS	=	the number of issued common shares, redesignated as Limited Voting Shares, other than common shares issued form time to time on conversion of the Company’s Class B Preferred shares.
CS	=

the number of issued common shares as at March 16, 2006, which number shall be increased upon any subdivision and decreased upon any consolidation of the Limited Voting Shares after March 16, 2006 on the same basis as that subdivision or consolidation. The number of issued common shares at March 16, 2006 was 7,229,912

1st quarter report 2007

The total number of Variable Multiple Voting Shares issued is 1,120,000, and an additional 480,000 Variable Multiple Voting Shares are issuable on the conversion of the remaining Class B shares. The 1,120,000 Variable Multiple Voting Shares currently outstanding entitle BG Capital Group Ltd. to 21,290,812 votes at meetings of shareholders based on the above formula at May 15, 2007.

Critical Accounting Estimates

Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. We recorded a loss of $2,181,000 for the three months ended March 31, 2007. Operations have been funded primarily from the issuance of capital stock, and we will likely continue to draw down our cash reserves for the foreseeable future until a self-sustaining level of sales is attained.

Management has continued to take steps to try to improve the Company’s financial results and cash flows. These steps include the liquidation of non-core investments and pursuing equity financing to fund working capital requirements. The Company’s ability to continue operations is contingent on its ability to obtain financing. Management believes that it may be able to secure the necessary financing, however, there is no assurance that management will be successful in achieving this objective.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Financial instruments

a) Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature. The carrying value of long-term debt approximates its fair value based upon the discount rates applied.

b) Concentration of credit risk

The Company grants credit to its customers in the normal course of business. Credit evaluations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At March 31, 2007, two customers represented 34% (March 31, 2006 - three customers represented 52%) of total accounts receivable.

c) Interest rate risk

The Company’s short term bank credit facilities bear interest at U.S. prime plus 4% and CDN prime plus 1.25% . The company has no long term interest bearing debt. The Company does not use derivative instruments to manage its exposure to interest rate risk.

d) Foreign exchange rate risk

The majority of the Company’s revenues and selling costs, together with a material portion of its production costs are incurred in the United States and payable in US dollars. General and administration costs, together with a material amount of production costs are incurred in Canada and the Company is therefore subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to manage its exposure to foreign exchange rate risk.

1st quarter report 2007

Stock based compensation

The Company has stock-compensation plans, which are described in note 15 to the annual financial statements. The Company accounts for all stock-based payments granted to employees and non-employees on or after January 1, 2002, using the fair value based method as per CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments which requires entities to account for employee stock options using the fair value based method. Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. Consideration paid by employees on the exercise of stock options is recorded as capital stock. Stock-based payments to non-employees are measured at the fair value of the consideration received and are recognized as the options are earned. Consideration paid for stock on exercise of stock options is credited to capital stock.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the fair market value of stock options and the carrying value of and land and water sources. Actual results could differ materially from those estimates.

Changes in Accounting Policies including Initial Adoption

Effective January 1, 2006 the Company adopted EIC-156 of the Canadian Institute of Chartered Accountants concerning Accounting by A Vendor for Consideration Given to a Customer (Including a Reseller of the Vendors Products). All sales incentives to direct or indirect customers of the Company, including slotting fees, contractual marketing payments, coupons, rebates, free product and similar sales incentives are accounted for as a reduction of revenue when recognized by the Company in its Statement of Operations. Sales and selling expenses for all comparative periods presented have been reclassified to reflect such expenses in accordance with EIC-156.

Recent Canadian Accounting Developments

Recently issued Canadian accounting pronouncements from the Canadian Institute of Chartered Accountants (“CICA”) are outlined below:

In April 2005, the CICA issued Section 1530 of the CICA Handbook on “Comprehensive Income”. This Section applies to fiscal years beginning on or after October 1, 2006. It describes reporting and disclosure recommendations with respect to comprehensive income and its components. Comprehensive income is the change in shareholders’ equity that results from transactions and events from sources other than the Company’s shareholders. These transactions and events include changes in the currency translation adjustment relating to self-sustaining foreign operations and unrealized gains and losses resulting from changes in fair value of certain financial instruments. The adoption of this section on January 1, 2007 implies that the Company will in future present comprehensive income and its components in a separate financial statement.

In April 2005, the CICA issued Section 3855 of the CICA Handbook on “Financial Instruments – Recognition and Measurement Income”. This Section applies to fiscal years beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial instruments in the balance sheet and the standards for reporting gains and losses in the financial statements. Financial assets available for sale, assets and liabilities held for trading and derivative financial instruments, part of a hedging relationship or not, have to be measured at fair value. The Company does not believe that the adoption of this pronouncement on January 1, 2007 will have a material impact on its financial reporting and disclosures.

In April 2005, the CICA issued Section 3865 of the CICA Handbook on “Hedges”. This Section applies to fiscal years beginning on or after October 1, 2006. The recommendations expand the guidelines exposed in Accounting Guideline 13 (AcG-13), Hedging Relationships. This Section describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from the derivative financial instruments in the same period as for those related to the hedged item.

1st quarter report 2007

The Company does not believe that the adoption of this pronouncement on January 1, 2007 will have a material impact on its financial reporting and disclosures.

Legal Proceedings

Dispute with D. Bruce Horton and Continental Consulting Ltd.

In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of CA$2.4 million plus interest and costs. The Company does not accept Mr. Horton’s and Continental’s allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. The Company has made an accrual based on its expected costs.

Ordinary course business proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims are not likely to have a material adverse effect on the Company’s future operations or financial position.

Stock Exchange

The shares of the Company trade in the United States on the OTC Bulletin Board under the trading symbol “CCBEF”.

Corporate Governance

Clearly Canadian believes that quality corporate governance is essential to ensuring effective management of our Company. Clearly Canadian’s corporate governance policy is substantially aligned with the guidelines set out in the report of The Toronto Stock Exchange Committee on Corporate Governance in Canada.

Disclosure Controls and Procedures and Internal Controls

Disclosure Control Risks

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. The Company’s management has concluded, based on their evaluation of the effectiveness of the Company’s disclosure controls and procedures as of March 31, 2007, that disclosure controls and procedures provide reasonable assurance that material information is made known to them by others within the Company subject to the reportable weakness identified below regarding segregation of duties. However, a control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Control Risks

Management is responsible for certifying the design of the Company’s internal control over financial reporting (“ICFR”) as required by Multilateral Instrument 52-109 – “Certification of Disclosure in Issuers Annual and Interim Filings”. Our ICFR is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principals (GAAP). ICFR includes those policies and procedures that establish the following:

•    maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of our assets;

1st quarter report 2007

•    reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP;

•    receipts and expenditures only being made in accordance with authorizations of management and the Board of Directors; and

•    reasonable assurance regarding prevention or timely detection of unauthorized collection, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in condition, or that the degree of compliance with the policies or procedures may deteriorate. Management carried out the design of the Company’s internal controls over financial reporting and concluded, subject to the inherent limitations noted above, the Company has sufficient controls to meet the requirements as stated above and that one reportable weakness existed, at March 31, 2007, as detailed below.

Segregation of Duties

Segregation of duties is a basic, key internal control and one of the most difficult to achieve in a small company. It is used to ensure that errors or irregularities are prevented or detected on a timely basis by employees in the normal course of business. Due to limited resources, a complete segregation of duties within the Company’s operating and accounting groups can not be fully achieved. The result is that the Company is highly reliant on the qualifications, experience and integrity of its staff and on the performance of mitigating procedures during its financial close processes in order to ensure the financial statements are presented fairly in all material respects. Any changes in the current control process will be dependant upon the growth of the Company’s operations and the number of its staff to allow further segregation of duties. Management will continue to review existing mitigating controls and, if appropriate, implement changes to its internal control processes whereby more effective mitigating controls will be adopted.

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Note Regarding Forward-Looking Statements

Statements herein that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, and changes thereto, and the Company’s expectations regarding the effects of its restructuring efforts, and its production distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favourable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.